Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-181817

Relating to the Preliminary

Prospectus Supplement dated April 20, 2015

(To Prospectus dated May 31, 2012)

Orchids Paper Products Company

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated May 31, 2012 included in the registration statement, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from Jefferies LLC, 520 Madison Ave., 2nd Floor, New York, NY 10022, phone: 877-547-6340, email: Prospectus_Department@Jefferies.com. References herein to “we,” “us,” “our” and “Orchids” refer to Orchids Paper Products Company.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Orchids Paper Products Company (NYSE MKT: TIS)

Common stock offered by Orchids	1,500,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 225,000 additional shares of common stock. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this option.

Common stock to be outstanding after the offering	10,259,225 shares, based on 8,759,225 shares outstanding as of March 31, 2015, which does not include, as of that date 737,667 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2015, having a weighted average exercise price of $27.04 per share.

Indication of interest	Fabrica de Papel San Francisco, S.A. de C.V., a company affiliated with Mario Armando Garcia, who serves as a director of ours, has indicated an interest in purchasing up to approximately 215,000 shares of common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, such company may elect not to purchase any shares in this offering.

Public offering price	$23.00 per share.

Net proceeds to Orchids	$31.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	April 23, 2015.

Closing date	April 29, 2015.

Sole book-running manager	Jefferies LLC

Co-managers	Oppenheimer & Co. Inc. and Craig-Hallum Capital Group LLC